Exhibit 99.1

Second Quarter 2008 Report

August 12, 2008

PROFILE

 Northcore Technologies Inc. (“Northcore” or the “Company”) provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.  Our integrated offerings are designed for organizations in the financial services, manufacturing, oil and gas, and government sectors to:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Track the location of assets, ensuring improved asset utilization and redeployment of idle equipment;
•	Manage the inventory of materials more effectively, resulting in reduced purchasing costs, improved access to key supplies, and easier transfer of materials to where they are needed; and
•	Accelerate the sale of surplus assets while generating higher yields.

Some of our current customers include GE Commercial Finance, Paramount Resources, The Brick and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”).  Together, the companies work with leading organizations around the world to help them gain more value from and more control over their assets.  GE Asset Manager customers include Kraft Foods Inc., GE Infrastructure and The Toro Company.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

Additional information about Northcore can be obtained at www.northcore.com

LETTER TO OUR SHAREHOLDERS

Dear Shareholders,

It has now been one year since I was appointed CEO of Northcore Technologies.  During this time there has been considerable volatility in the global economy.  We have concentrated on ensuring the long term financial stability of the Company, while seeking to position ourselves to take advantage of the changing customer imperatives.

I believe we have made progress on both fronts and look forward to a strong Northcore growing to its’ full potential in the near future.

Second Quarter Financial Results

In the second quarter of 2008, we reported revenues of $207,000.  This total represents an improvement of 32 percent from the $157,000 that we generated in the first quarter of 2008, and a decrease of 27 percent from the $285,000 that we produced in the second quarter of 2007.

While an improvement over Q1 results, until very recently Northcore did not have the funds to generate people who can add billable hours, but that is changing.  More tellingly, our important projects are still in process.  It is these initiatives that will provide the revenues that I, and our shareholders, are looking for.

We reported a net loss for the second quarter of $575,000 or $0.01 per share.  This compares to a net loss of $692,000 or $0.01 per share in the first quarter of 2008.  In the second quarter of 2007, we reported a net loss of $590,000.

We also reported an EBITDA loss in the second quarter of 2008 of $387,000.  This compares to an EBITDA loss of $526,000 in the first quarter of 2008 and an EBITDA loss of $419,000 in the second quarter of 2007.

EBITDA loss is defined as losses before interest, taxes, depreciation and employee stock options.  Northcore considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

As at June 30, Northcore held cash and cash equivalents of $92,000, and accounts receivable of approximately $171,000.

Subsequent to the quarter ended June 30, 2008, we raised gross proceeds of $678,000 through the issuance of convertible debentures.  The funds will be used for general working capital purposes and to sustain Northcore’s operations so we can take advantage of the opportunities before us.

Operating Highlights

We also completed the following customer and operating activities in the period:

•	In partnership with GE, conducted a series of sales events for selected Fortune 1000 clients on the GEasset.com marketing portal. The site can be viewed at www.GEasset.com;
•	Completed the initial delivery of a new version of The Asset Manager tool, optimized for industrial settings and delivered on rugged-ized mobile devices operating under Windows Mobile; and
•	For the first time, offered consulting and development services directly from GE Asset Manager to selected industry leaders (completed the first engagement to a Fortune 100 food and beverage company).

LETTER TO OUR SHAREHOLDERS

Outlook

In this challenging economic environment, companies are seeking to more aggressively “stretch” or otherwise make best use of their capital asset investments.  The tools provided by Northcore and by extension, our joint venture GE Asset Manager, provide this capability in a powerful harmonized platform.  As word of our solutions and successes continues to spread, we look forward to the emergence of new opportunities, which should manifest themselves as a steady improvement in our financial and operational results.

Yours truly,

Duncan Copeland, CEO
August 2008

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars) (Unaudited)

	June 30,	December 31,
	2008	2007

ASSETS

CURRENT
Cash	$92	$478
Accounts receivable	171	119
Deposits and prepaid expenses	34	38
	297	635
CAPITAL ASSETS	34	52
	$331	$687

LIABILITIES

CURRENT
Accounts payable	$449	$321
Accrued liabilities	293	256
Deferred revenue	92	52
Current portion of notes payable (Note 4)	419	378
Current portion of secured subordinated notes (Note 5)	960	-
	2,213	1,007
NOTES PAYABLE (Note 4)	137	205
SECURED SUBORDINATED NOTES (Note 5)	369	1,075
	2,719	2,287

SHAREHOLDERS’ DEFICIENCY

Share capital (Note 6)	104,549	104,495
Contributed surplus (Note 7)	2,127	2,099
Warrants (Note 8)	528	533
Stock options (Note 9)	1,365	1,346
Other options	193	193
Conversion feature on secured subordinated notes (Note 5)	1,374	991
Deficit	(112,524)	(111,257)
	(2,388)	(1,600)
	$331	$687

Continuation of the business (Note 2)
Subsequent event (Note 15)

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2007.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(in thousands of Canadian dollars, except per share amounts) (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30
	2008	2007	2008	2007
Revenues (Note 10)	$207	$285	$364	$607

Operating expenses:
General and administrative	398	448	841	895
Customer service and technology	175	178	353	350
Sales and marketing	21	78	83	149
Employee stock options	9	6	19	13
Depreciation	9	10	18	19
Total operating expenses	612	720	1,314	1,426
Loss from operations before the under-noted	(405)	(435)	(950)	(819)

Interest expense:
Cash interest expense	80	67	148	131
Accretion of secured subordinated notes	90	88	169	191
Interest income	-	-	-	(1)
	170	155	317	321
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(575)	$(590)	$(1,267)	$(1,140)
LOSS PER SHARE, BASIC AND DILUTED	$(0.01)	$(0.01)	$(0.01)	$(0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	108,644	84,397	108,576	84,117

CONSOLIDATED STATEMENTS OF DEFICIT
(in thousands of Canadian dollars) (Unaudited)

	Six Months Ended
	June 30,	June 30,
	2008	2007

DEFICIT, BEGINNING OF PERIOD	$(111,257)	$(108,945)
NET LOSS FOR THE PERIOD	(1,267)	(1,140)
DEFICIT, END OF PERIOD	$(112,524)	$(110,085)

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2007.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian Dollars) (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Net loss for the period	$(575)	$(590)	$(1,267)	$(1,140)
Items not affecting cash:
Employee stock options	9	6	19	13
Depreciation	9	10	18	19
Accretion of secured subordinated notes	90	88	169	191
	(467)	(486)	(1,061)	(917)
Changes in non-cash operating working capital (Note 11)	(8)	157	285	216
	(475)	(329)	(776)	(701)
INVESTING
Capital assets	-	-	-	(10)
	-	-	-	(10)
FINANCING
Notes payable (Note 4)	(11)	-	(135)	-
Demand loans	-	280	-	280
Secured subordinated notes (Note 5)	-	-	525	-
	(11)	280	390	280
NET CASH OUTFLOW DURING THE PERIOD	(486)	(49)	(386)	(431)
CASH, BEGINNING OF PERIOD	578	93	478	475
CASH, END OF PERIOD	$92	$44	$92	$44
SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS

Interest paid	$11	$-	$135	$15

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES - See Note 11

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2007.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2008 and 2007
(in Canadian dollars)

1.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The unaudited interim consolidated financial statements of Northcore Technologies Inc. (“Northcore” or the "Company") should be read in conjunction with the Company's most recent annual audited consolidated financial statements.  The accompanying unaudited interim consolidated financial statements include all subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘GAAP’’) for the purposes of interim financial information. Accordingly, they do not include all information and notes as required by Canadian GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the Company’s audited consolidated financial statements prepared in accordance with Canadian GAAP for the three years ended December 31, 2007, except as described below.

Adoption of New Accounting Policies

Capital Disclosures
Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures.  This new Handbook Section establishes standards for disclosing information about an entity’s capital and how it is managed.  It requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.  These new disclosures are included in Note 13.

Financial Instruments
Effective January 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures and Handbook Section 3863, Financial Instruments - Presentation.  Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and valuation of the
Company’s financial instruments.  The new disclosures pursuant to these new Handbook Sections are included in Note 14.

The Company had no “other comprehensive income or loss” transactions during the three and six months ended June 30, 2008 and no opening or closing balances for accumulated other comprehensive income or loss.

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2008 and 2007
(in Canadian dollars)

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011.  The Company’s first IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The Company is evaluating accounting policy differences between Canadian GAAP and IFRS based on management’s current understanding of these standards.  However, the financial reporting impact of the transition to IFRS has not yet been determined.

2.	CONTINUATION OF THE BUSINESS

While the accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2007.   Management believes that it has the ability to raise additional financing.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

These unaudited interim consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these unaudited interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the balance sheet classifications used.

Management believes that continued existence beyond June 30, 2008 is dependent on its ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

3.	TRANSACTIONS WITH RELATED PARTIES

During the quarter and six months ended June 30, 2008, the Company compensated the current Chief Executive Officer in the amount of $15,000 and $30,000, respectively.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2008 and 2007
(in Canadian dollars)

Also, during the quarter and six months ended June 30, 2008, the Company compensated the Chairman in the amount of $15,000 (June 30, 2007 - $15,000) and $30,000 (June 30, 2007 - $30,000) respectively, for acting as the Chair of the Board.

During the quarter and six months ended June 30, 2008, the Company paid $nil (June 30, 2007 - $nil) and $7,000 (June 30, 2007 - $15,000), respectively, in interest relating to the secured subordinated notes to related parties.  In addition, refer to Note 4 (c).

4.	NOTES PAYABLE AND DEMAND LOANS

a)
The Series H secured subordinated notes with a principal balance of $170,000 matured on October 21, 2007.  The Company entered into an agreement with the debt holders in December 2007 to repay the accrued interest of $60,000 in cash in January 2008 and the principal of $170,000 over a two year term at an interest rate of 11 percent, in blended quarterly interest and principal payments of $24,000.  As of the date of refinancing, the total amount to be repaid was $230,000 ($145,000 representing the current portion of notes payable including the accrued interest of $60,000, and $85,000 representing the long term portion of notes payable).  The notes payable were issued to private investors including an amount totaling $20,000 issued to a director/officer of the Company.  The notes payable mature on December 31, 2009 and are secured as per the Series H security terms.

During the quarter ended June 30, 2008, the Company accrued interest in the amount of $4,000.  During the six months ended June 30, 2008, the Company repaid $60,000 and accrued interest in the amount of $11,000.  The balance outstanding as at June 30, 2008 is $181,000 ($138,000 representing the current portion and $43,000 representing the long term portion of notes payable).

b)
During the quarter ended March 31, 2008, the Company entered into an agreement with the remaining Series G debt holders to repay the accrued interest of $113,000 and the principal of $240,000 over a two year term at an interest rate of 12 percent in blended interest and principal quarterly payments of $40,000.  As of the date of refinancing, the total refinanced amount was $353,000 ($233,000 representing the current portion of notes payable including the accrued interest of $113,000, and $120,000 representing the long term portion of notes payable).  The notes payable mature on December 31, 2009 and are secured as per the Series G security terms.  The classification of this obligation at December 31, 2007 was reflected based on these terms.

During the quarter ended June 30, 2008, the Company accrued interest in the amount of $9,000.  During the six months ended June 30, 2008, the Company repaid $65,000 and accrued interest in the amount of $17,000.  The balance outstanding as at June 30, 2008 is $305,000 ($230,000 representing the current portion and $75,000 representing the long term portion of notes payable).

c)
During the quarter ended March 31, 2008, the Company entered into an agreement to assign $50,000 face value of the Series K secured subordinated notes held by a director and shareholder of the Company to a Canadian financial institution.  The Company agreed to repay the accrued interest and related costs of $30,000 and the principal of $50,000 over a two year term at an interest rate of 11 percent in blended interest and principal quarterly payments of $11,000.  The total refinanced amount was $80,000 ($52,000 representing the current portion of notes payable and $28,000 representing the long term portion of notes payable).  The notes payable mature on December 31, 2009 and are secured as per the Series K security terms.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2008 and 2007
(in Canadian dollars)

Upon the initial issuance of the Series K secured subordinated notes, the Company separated the liability and equity components.  For the $50,000 face value, the resulting pro rata fair values of the liability component of the notes and the conversion features of the shares were $27,000 and $23,000, respectively.  The liability component was to be accreted to $50,000 over the term of the Series K notes through the recording of non-cash interest expense until such date as which the underlying notes were converted into common shares.

As of the date of the assignment, the liability component had been accreted to $34,000.  As a result of the refinancing and the terms of the note payable, the Company recorded the following amounts during the quarter ended March 31, 2008: (1) the equity component of the Series K notes of $23,000 was transferred to contributed surplus; (2) the 29,000 common shares recorded in the amount of $4,000, which were issued in settlement of previously recorded interest expense of $4,000 on the $50,000 of Series K notes up to the period ended March 31, 2008 were cancelled and the amount was reclassified to the notes payable balance; (3) the 110,000 common shares recorded in the amount of $17,000, which were issued in settlement of the previously recorded interest expense of $17,000 on the Series G notes that were rolled into the $50,000 of Series K notes were cancelled and the amount was reclassified to the notes payable balance; and (4) a charge of $25,000 was recorded as a non-cash charge in general and administrative expenses in order to record the face amount of the note payable as of the date of refinancing.

During the quarter ended June 30, 2008, the Company repaid $11,000 and accrued interest in the amount of $1,000.  The balance outstanding as at June 30, 2008 is $70,000 ($51,000 representing the current portion and $19,000 representing the long term portion of notes payable).

5.	SECURED SUBORDINATED NOTES

a)
During the quarter ended March 31, 2008, the Company issued Series L secured subordinated notes with a face value of $525,000.  The Series L notes mature March 31, 2013, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.10 per unit.  Interest for the first two years is payable in shares upon the earlier of conversion or each anniversary date of the closing date.  Interest payable for the remaining term of the notes is payable in cash upon the earlier of conversion, each anniversary date of the closing date, or maturity.   Each equity unit consisted of one common share and one share-purchase warrant with an exercise price of $0.15 per warrant.  The warrants expire on the earlier of (i) March 31, 2013 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the Toronto Stock Exchange, was greater than or equal to $0.36 for any 10 consecutive trading days.  The afore-mentioned conversion provisions are subject to a four month and one day holding period.  The Series L notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series L secured subordinated notes.  The Company determined the fair value of the liability component of the Series L notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series L notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $119,000, $221,000 and $185,000, respectively.  The liability component will be accreted to $525,000 over the term of the Series L notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.  Financing costs in the amount of $21,000 were expensed in general and administrative expenses as incurred on the issuance of Series L notes.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2008 and 2007
(in Canadian dollars)

The terms of the previously issued secured subordinated notes are more fully described in Note 9 to the annual consolidated financial statements for the year ended December 31, 2007.

b)	As at June 30, 2008, accrued liabilities include $152,000 (December 31, 2007 - $109,000) of unpaid interest payable relating to the secured subordinated notes.

c)	Accrued liabilities include accrued interest payable to related parties in connection with the secured subordinated notes is as follows:

	June 30, 2008	December 31, 2007
	(in thousands)
Series I	$22	$16
Series J	16	10
Series K	-	2
Total	$38	$28

d)	Interest payments relating to the secured subordinated notes totaling $nil were made to related parties in the quarter ended June 30, 2008 (June 30, 2007 - $20,000).

Interest payments relating to the secured subordinated notes totaling $7,000 were made to related parties in the six months ended June 30, 2008 (June 30, 2007 - $35,000).

e)	The following summarizes the face and fair values of the liability and the equity components of the secured subordinated notes.

Secured Subordinated Notes	Face Value	Carrying Value
	(in thousands)
Opening balance - January 1, 2008	$1,945	$1,075
Issuance of notes:
Series L (Note 5 (a))	525	119
Accreted (non-cash) interest	-	169
Refinancing of notes:
Series K (Note 4 (c))	(50)	(34)
Closing balance - June 30, 2008	$2,420	$1,329

Current portion of notes - Series K	$1,310	$960
Long-term portion of notes - Series I, J and L	1,110	369
Closing balance - June 30, 2008	$2,420	$1,329

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2008 and 2007
(in Canadian dollars)

Conversion Features on Secured Subordinated Notes Including Conversion Feature of Attached Warrants	Common Shares Issuable	Carrying Value
	(in thousands)
Opening balance - January 1, 2008	19,133	$991
Issuance of notes:
Series L (Note 5 (a))	10,500	406
Refinancing of notes:
Series K (Note 4 (c))	(416)	(23)
Closing balance - June 30, 2008	29,217	$1,374

6.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares
Unlimited number of preference shares - issuable in series

b)	Outstanding Common Shares

	Number	Amount
	(in thousands of shares and dollars)
Opening balance - January 1, 2008	108,287	$104,495
Payment of interest (Note 6 (c))	499	75
Shares cancelled (Note 4 (c))	(139)	(21)
Closing balance - June 30, 2008	108,647	$104,549

c)	Payment of Interest

During the quarter ended June 30, 2008, accrued interest in the amount of $37,000 relating to Series K was settled through the issuance of 248,000 common shares based on a fair value of $0.15 per share.

During the six months ended June 30, 2008, accrued interest in the amount of $75,000 relating to Series K was settled through the issuance of 499,000 common shares based on a fair value of $0.15 per share.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2008 and 2007
(in Canadian dollars)

7.	CONTRIBUTED SURPLUS

a)   The following table summarizes the transactions within contributed surplus.

(in thousands)
Opening balance - January 1, 2008	$2,099
Refinancing of note (Note 4 (c))	23
Allocation of recorded value of expired warrants (Note 7 (b))	5
Closing balance - June 30, 2008	$2,127

b)	During the quarter ended June 30, 2008, recorded value of $5,000 (2007 - $52,000) related to expired warrants was allocated from warrants to contributed surplus (See Note 8 (b)).

8.	WARRANTS

a)	A summary of the changes in the warrants issued and outstanding is as follows:

	Number	Amount
	(in thousands of shares and dollars)
Opening balance - January 1, 2008	16,339	$533
Warrants expired (Note 8 (b))	(81)	(5)
Closing balance - June 30, 2008	16,258	$528

b)
During 2007, the Company issued 81,000 common share-purchase warrants with an exercise price of $0.50 and an expiry date of June 15, 2008 as a result of the conversion of the Series G notes.  These warrants expired unexercised on June 15, 2008 and were accordingly cancelled.

9.	STOCK OPTIONS

As at June 30, 2008, stock options in the amount of 3,185,000 were outstanding to employees and directors, of which 2,965,000 options were exercisable.  As at December 31, 2007, stock options in the amount of 3,532,000 were outstanding to employees and directors, of which 2,921,000 options were exercisable.

The Company records a compensation expense for stock options granted to employees and directors based on the fair value method of accounting.  For the three month periods ended June 30, 2008 and June 30, 2007, the employee stock option expense was $9,000 and $6,000, respectively.  For the six month periods ended June 30, 2008 and June 30, 2007, the employee stock option expense was $19,000 and $13,000, respectively.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2008 and 2007
(in Canadian dollars)

10.	REVENUES

Revenues are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(in thousands)
Services	$125	$194	$218	$390
Hosting fees	59	67	114	117
Royalty fees	23	24	32	100
	$207	$285	$364	$607

11.	SUPPLEMENTAL CASH FLOWS INFORMATION

The following table sets forth the changes in non-cash working capital items resulting from the inflow (outflow) of cash in the period.

	Three Months Ended June 30,		Six Months Ended June 30
	2008	2007	2008	2007
	(in thousands)
Accounts receivable	$(74)	$42	$(52)	$(83)
Deposits and prepaid expenses	2	(1)	4	4
Accounts payable	51	54	128	101
Accrued liabilities	51	(63)	165	101
Deferred revenue	(38)	125	40	93
	$(8)	$157	$285	$216

The following table summarizes the non-cash financing activities of the Company.

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(in thousands)
Issuance of common shares in settlement of interest payment (Note 6 (c))	$37	$449	$75	$449
Issuance of Series K subordinated notes to refinance Series G subordinated notes	-	1,360	-	1,360
Issuance of demand loan upon maturity of Series G subordinated notes	-	320	-	320
Issuance of notes payable in settlement of secured subordinated notes and related interest (Note 4 (c))	-	-	80	-

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2008 and 2007
(in Canadian dollars)

12.	INVESTMENT IN JOINTLY CONTROLLED COMPANY

The unaudited interim consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.  The effect of proportionate consolidation of the joint venture on the Company’s unaudited interim consolidated financial statements is summarized as follows:

Consolidated Balance Sheets	June 30, 2008	December 31, 2007
	(in thousands)
Current assets	$53	$36
Current liabilities	(37)	(31)
Net investment	$16	$5

	Three Months Ended June 30,		Six Months Ended June 30,
Consolidated Statements of Operations	2008	2007	2008	2007
	(in thousands)
Operating revenue	$23	$19	$41	$39
Operating expenses (recovery)	4	(1)	4	(1)
Net income	$19	$20	$37	$40

	Three Months Ended June 30,		Six Months Ended June 30,
Consolidated Statements of Cash Flows	2008	2007	2008	2007
	(in thousands)
Operating activities	$1	$40	$(23)	$40
Financing activities	-	(51)	-	(51)
Net cash inflow (outflow)	$1	$(11)	$(23)	$(11)

13.	CAPITAL DISCLOSURES

The Company’s objective when managing capital is to safeguard its accumulated capital in order to provide adequate return to shareholders by maintaining sufficient levels of funds, in order to support and further expand upon the Company’s current base of products and services.

The capital structure of the Company consists of debt, net of cash and cash equivalents and equity comprised of issued capital, contributed surplus and deficit.  The Company manages its capital structure and makes adjustments to it, based on the level of funds required to manage its operations.  In order to achieve these objectives, the Company invests its excess capital in highly liquid financial instruments.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2008 and 2007
(in Canadian dollars)

There were no changes in the Company’s approach to capital management during the six months ended June 30, 2008.  Neither the Company nor its subsidiary or joint venture is subject to externally imposed capital requirements.

14.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

a)	Financial Instruments

                The Company has classified its financial instruments as follows:

	June 30, 2008	December 31, 2007
	(in thousands)
Financial Assets:
Held for trading, measured at fair value
Cash and cash equivalents	$92	$478
Loans and receivables, recorded at amortized cost
Accounts receivable	$171	$119
Financial Liabilities:
Other financial liabilities, recorded at amortized cost
Accounts payable, accrued liabilities, notes payable and secured subordinated notes	$2,627	$2,235

               The Company had neither available for sale, nor held to maturity financial instruments during the six months period ended June 30, 2008 or during the year ended December 31, 2007.

b)	Financial Risk Factors

                Foreign Exchange Risk
The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in various currencies including the Canadian dollar, U.S. dollar, and U.K. pound.  Correspondingly, operating expenses related to these activities are transacted in the above-denoted currencies.  The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.  During the quarter and six months ended June 30, 2008, the Company incurred foreign exchange losses in the amount of $nil (June 30, 2007 - $8,000) and $3,000 (June 30, 2007 - $11,000) respectively, which is recorded in general and administrative expenses.

A 10 percent change of the Canadian dollar against the following currency as at June 30, 2008 would impact net loss by the amount shown below:

June 30, 2008
(in thousands)
U.S. dollar	$(7)
U.K. pound	(6)
$(13)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2008 and 2007
(in Canadian dollars)

Interest Rate Risk
The Company has limited exposure to fluctuations in interest rates.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit Risk
Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

The Company invests its cash and cash equivalents in investments that are of high credit quality.  Given these high credit ratings, the Company does not expect any investees to fail to meet their obligations.

Three customers accounted for 76 percent (June 30, 2007 - one customer accounted for 71 percent) of revenues for the period ended June 30, 2008 and three customers accounted for 86 percent (December 31, 2007 - 87 percent) of trade receivables as at June 30, 2008.

The following table summarizes the aging of accounts receivable as at the reporting date.

	June 30, 2008	December 31, 2007
	(in thousands)
Current	$77	$99
Past due (61-120 days)	75	-
Past due (> 120 days)	19	20
	$171	$119

Based on historical default rates and the credit worthiness of the Company’s customers, the allowance for doubtful accounts recorded is $nil (December 31, 2007 - $nil).

Fair Value
The fair value of monetary assets and liabilities approximates amounts at which they would be exchanged between knowledgeable and unrelated persons.  The amounts recorded in the consolidated financial statements approximate fair value, with the exception of the secured subordinated series I, J, K and L notes as it is not practical to determine the fair value of the notes as at June 30, 2008, considering that they are not publicly traded.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.  See Continuation of Business (Note 2).  The Company manages its liquidity risk by continuously monitoring forecast and actual cash flows.

As at June 30, 2008, the Company's contractual obligations and financial liabilities, including interest payments due by periods over the next five fiscal years, are as follows:

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Six Month Periods Ended June 30, 2008 and 2007
(in Canadian dollars)

(in thousands)	Carrying Value	Total	Remainder of 2008	2009	2010	2011	2012 and thereafter

Notes payable	$556	$556	$300	$256	$-	$-	$-
Secured subordinated notes - principal repayment	1,329	2,420	-	1,310	300	285	525
Secured subordinated notes - interest payments	152	664	72	125	184	125	158
Accounts payable	449	449	449	-	-	-	-
Accrued liabilities	293	293	293	-	-	-	-
	$2,779	$4,382	$1,114	$1,691	$484	$410	$683

15.	SUBSEQUENT EVENT

On July 11, 2008, the Company completed a transaction resulting in the issuance of Series M secured subordinated notes with a face value of $678,000.  The Series M notes mature on July 11, 2013, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.05 per unit.  Interest is payable in cash upon the earlier of maturity or conversion.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.10 per warrant.  The warrants expire on the earlier of (i) July 11, 2013 and (ii) the date which is twenty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares on the Toronto Stock Exchange, was greater than or equal to $0.20 for the preceding 10 consecutive trading days.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement. The afore-mentioned conversion provisions are subject to a four month and one day hold period.  The Series M notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2008 and 2007
Dated: August 12, 2008

OVERVIEW

Northcore Technologies Inc. (“Northcore” or the “Company”) provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.  Our integrated offerings are designed for organizations in the financial services, manufacturing, oil and gas, and government sectors to:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Track the location of assets, ensuring improved asset utilization and redeployment of idle equipment;
•	Manage the inventory of materials more effectively, resulting in reduced purchasing costs, improved access to key supplies, and easier transfer of materials to where they are needed; and
•	Accelerate the sale of surplus assets while generating higher yields.

Some of our current customers include GE Commercial Finance, Paramount Resources, The Brick and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”).  Together, the companies work with leading organizations around the world to help them gain more value from and more control over their assets.  GE Asset Manager customers include Kraft Foods Inc., GE Infrastructure and The Toro Company.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

Additional information about Northcore can be obtained at www.northcore.com.

DEVELOPMENTS IN THE SECOND QUARTER OF 2008

In addition to our financial performance, we also completed the following customer and operating activities in the period:

•	In partnership with GE, conducted a series of sales events for selected Fortune 1000 clients on the GEasset.com marketing portal. The site can be viewed at www.GEasset.com;
•	Completed the initial delivery of a new version of The Asset Manager tool, optimized for industrial settings and delivered on rugged-ized mobile devices operating under Windows Mobile; and
•	For the first time, offered consulting and development services directly from GE Asset Manager to selected industry leaders (completed the first engagement to a Fortune 100 food and beverage company).

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2008 and 2007
Dated: August 12, 2008

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include:

•	The timing of our future capital needs and our ability to raise additional capital when needed;
•	Our ability to repay our debt to lenders;
•	Increasingly longer sales cycles;
•	Potential fluctuations in our financial results and our difficulties in forecasting;
•	Volatility of the stock markets and fluctuations in the market price of our stock;
•	The ability to buy and sell our shares on the Over the Counter Bulletin Board;
•	Our ability to compete with other companies in our industry;
•	Our dependence upon a limited number of customers;
•	Our ability to retain and attract key personnel;
•	Risk of significant delays in product development;
•	Failure to timely develop or license new technologies;
•	Risks relating to any requirement to correct or delay the release of products due to software bugs or errors;
•	Risk of system failure or interruption;
•	Risks associated with any further dramatic expansions and retractions in the future;
•	Risks associated with international operations;
•	Problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;
•	Risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;
•	Fluctuations in currency exchanges;
•	Risks to holders of our common shares following any issuance of our preferred shares; and
•	The ability to enforce legal claims against us or our officers or directors.

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, and Management Information Circular, may also cause our results to differ materially from expectations.

We encourage you to carefully review these risks, as outlined below, to evaluate your existing or potential investment in our securities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2008 and 2007
Dated: August 12, 2008

RESULTS OF OPERATIONS

Comparison of the Quarters Ended June 30, 2008 and June 30, 2007

The following commentary compares the unaudited consolidated financial results for the three month periods ended June 30, 2008 and June 30, 2007 and analyzes significant changes in the consolidated statements of operations and consolidated statements of cash flows.

Overview:   Net loss for the second quarter of 2008 was $575,000, a loss of $0.01 per share, compared to a net loss of $590,000, a loss of $0.01 per share, for the same quarter of 2007.  The improvement in net loss of $15,000 was attributed to a significant decline in operating expenses of $108,000, partially offset by a decline in revenue of $78,000 and an increase in interest expense of $15,000.

Revenues:  Revenues are comprised of services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.

Revenues for the second quarter of 2008 decreased by $78,000 or 27 percent, to $207,000 as compared to $285,000 for the second quarter of 2007. The decrease in revenues was mainly due to the decline in implementation revenue as a result of a smaller workforce and the appreciation of the Canadian dollar against the U.S. dollar as compared to the same quarter of last year.

General and Administrative:  General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses decreased by $50,000 or 11 percent, to $398,000 for the quarter ended June 30, 2008, compared to $448,000 for the quarter ended June 30, 2007.  Savings over the same period of last year include reduction in salaries, investor relations costs and insurance premiums, partially offset by an increase in professional fees during the same period.

Customer Service and Technology:  Customer service and technology costs include all salaries and related expenses associated with the provision of implementation, consulting, application hosting, support and training services. For the quarter ended June 30, 2008 these costs amounted to $175,000 consistent with $178,000 reported in the second quarter of 2007.

Sales and Marketing: Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.  For the quarter ended June 30, 2008 sales and marketing costs amounted to $21,000, as compared to $78,000 in the same period of 2007, a decline of $57,000 or 73 percent.  This decline was a result of a reduction in staffing levels in North America and the Company opting out the renewal of the sales and marketing contract with Sandstorm Technologies, which expired during the fourth quarter of 2007.

Employee Stock Options:  Employee stock option expense for the quarter ended June 30, 2008 amounted to $9,000, consistent with $6,000 recorded in the same period of 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2008 and 2007
Dated: August 12, 2008

Depreciation: Depreciation expense for the quarter ended June 30, 2008 was $9,000, consistent with the $10,000 recorded in the same period of 2007.

Interest Expense: Interest expense for the quarter ended June 30, 2008 amounted to $170,000, compared to $155,000 for the same quarter of 2007.  The interest expense for 2008 included a cash interest expense of $80,000 related to the notes payable and the Series I, J, K and L secured subordinated notes and a non-cash interest expense of $90,000 related to the Series I, J, K and L secured subordinated notes.  The interest expense for 2007 included a cash interest expense of $67,000 and a non-cash interest expense of $88,000 related to the Series G, H, I, J and K secured subordinated notes.

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $475,000 for the second quarter of 2008 as compared to cash outflows of $329,000 for the second quarter of 2007.  The increase in operating cash outflows was a result of the change in non-cash operating working capital as detailed in Note 11.

Cash Flows from Investing Activities:  There were no investing activities during the second quarters of 2007 and 2008.

Cash Flows from Financing Activities:  Financing activities during the second quarter of 2008 resulted in cash outflows of $11,000, as compared to cash inflows of $280,000 for the second quarter of 2007.  The cash outflow during the current period was due to a repayment of notes payable whereas the cash inflow from the second quarter of 2007 was a result of a demand loan from a private investor.

Comparison of the Six Month Periods Ended June 30, 2008 and June 30, 2007

The following commentary compares the unaudited consolidated financial results for the six month periods ended June 30, 2008 and June 30, 2007 and analyzes significant changes in the consolidated statements of operations and consolidated statements of cash flows.

Overview:  The year-to-date loss from operations was $1,267,000, a loss of $0.01 per share for 2008, compared to a loss of $1,140,000, or $0.01 per share for the same period of 2007.  The increase in operating loss of $127,000 for the six months ended June 30, 2008 was mainly due to a decline in revenue of $243,000, partially offset by a corresponding decreases in operating and interest expenses of $112,000 and $4,000, respectively.

Revenue:  Revenues are comprised of services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.

Year to date revenue decreased by $243,000 or 40 percent, to $364,000, from $607,000 the same period of 2007.  The significant decrease was attributable to the decline in implementation revenue as a result of a smaller workforce and the appreciation of the Canadian dollar against the U.S. dollar as compared to the same period of 2007.

General and Administrative:  General and administrative expenses declined by $54,000 to $841,000 for the six months ended June 30, 2008 from $895,000 for the same period in 2007, a modest decline of six percent.  Savings over the same period of last year include reduction in salaries, investor relations costs and insurance premiums, partially offset by an increase in professional fees, financing fees and debt restructuring charges relating to the issuance of the Series L secured subordinated notes and the refinancing of the $50,000 face value Series K secured subordinated notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2008 and 2007
Dated: August 12, 2008

Customer Service and Technology:  For the six months ended June 30, 2008 these costs amounted to $353,000 consistent with $350,000 reported in the same period of 2007.

Sales and Marketing: Sales and marketing expenses declined by $66,000 to $83,000 for the six months ended June 30, 2008 from $149,000 for the same period in 2007, a decrease of 44 percent.  This decline was a result of a reduction in staffing levels in North America and the Company opting out the renewal of the sales and marketing contract with Sandstorm Technologies, which expired during the fourth quarter of 2007.

Employee Stock Options:  Employee stock option expense for the six months ended June 30, 2008 amounted to $19,000, consistent with $13,000 recorded in the same period of 2007.

Depreciation: Depreciation expense was $18,000 for the first half of 2008, consistent with $19,000 for the same period of 2007.

Interest Expense: Interest expense was $317,000 for the six months ended June 30, 2008, consistent with the $321,000 for the same period of 2007.  The interest expense for 2008 included a cash interest expense of $148,000 related to the notes payable and the Series I, J, K and L secured subordinated notes and a non-cash interest expense of $169,000 related to the Series I, J, K and L secured subordinated notes.  The interest expense for 2007 included a cash interest expense of $131,000 and a non-cash interest expense of $191,000 related to the Series G, H, I, J and K secured subordinated notes.

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $776,000 for the first half of 2008 as compared to cash outflows of $701,000 from operating activities in the first half of 2007.  The increase in operating cash outflows was primarily due to an increase in operating loss during the period.

Cash Flows from Investing Activities:  There were no investing activities during the first half of 2008, as compared to cash outflows of $10,000 for the same period of 2007.  Cash flows from investing activities in 2007 were the result of the acquisition of new capital assets during the period.

Cash Flows from Financing Activities: Financing activities generated cash inflows of $390,000 for the first half of 2008 as compared to inflows of $280,000 for the first half of 2007.  The issuance of the Series L convertible notes produced cash inflows of $525,000, partially offset by the repayment of notes payable of $135,000 during the period.  Financing activities during 2007 was a result of a demand loan from a private investor in the amount of $280,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2008 and 2007
Dated: August 12, 2008

SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, consist of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict future performance.

Quarter ended	June 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007	Mar 31, 2007	Dec 31, 2006	Sep 30, 2006
Revenue	$207	$157	$309	$250	$285	$322	$309	$222
Operating expenses:
General and administrative	398	443	413	395	448	447	439	410
Customer service and technology	175	178	207	205	178	172	189	151
Sales and marketing	21	62	61	66	78	71	55	65
Employee stock options	9	10	16	66	6	7	23	42
Depreciation	9	9	10	10	10	9	24	23
Total operating expenses	612	702	707	742	720	706	730	691
Loss from continuing operations before the under-noted	(405)	(545)	(398)	(492)	(435)	(384)	(421)	(469)
Interest expense:
Cash interest expense	80	68	68	72	67	64	67	78
Accretion of secured subordinated notes	90	79	70	72	88	103	87	99
Interest income	-	-	-	-	-	(1)	(5)	(6)
	170	147	138	144	155	166	149	171
Loss from continuing operations	(575)	(692)	(536)	(636)	(590)	(550)	(570)	(640)
Loss from discontinued operations	-	-	-	-	-	-	(1)	-
Net loss for the period	$(575)	$(692)	$(536)	$(636)	$(590)	$(550)	$(571)	$(640)
Loss Per Share From Continuing Operations - Basic and Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Net Loss Per Share - Basic and Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

TRANSACTIONS WITH RELATED PARTIES

During the quarter and six months ended June 30, 2008, the Company compensated the current Chief Executive Officer in the amount of $15,000 and $30,000, respectively.

Also, during the quarter and six months ended June 30, 2008, the Company compensated the Chairman in the amount of $15,000 (June 30, 2007 - $15,000) and $30,000 (June 30, 2007 - $30,000) respectively, for acting as the Chair of the Board.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2008 and 2007
Dated: August 12, 2008

During the quarter and six months ended June 30, 2008, the Company paid $nil (June 30, 2007 - $nil) and $7,000 (June 30, 2007 - $15,000), respectively, in interest relating to the secured subordinated notes to related parties.  In addition, refer to Note 4 (c).

LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises.  Since inception, the Company has received aggregate net proceeds of $92.2 million from debt and equity financing and has realized $26.4 million in gains on investment disposals. The Company has not earned profits to date and, at June 30, 2008, has an accumulated deficit of $112.5 million.  The Company expects to incur losses further into 2008 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company has historically relied on non-operational sources of financing to fund its operations.  The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan and to repay or refinance obligations as they come due.  Management's business plan continues to anticipate a significant increase in revenue and operating cash flow, particularly from North American business currently under development, but there is no assurance that these objectives will be met.

Current assets of $297,000 were exceeded by current liabilities (excluding deferred revenue) of $2,121,000 at the end of the second quarter of 2008 by $1,824,000.  Current assets of $713,000 were exceeded by current liabilities (excluding deferred revenue) of $1,047,000 by $334,000 at the end of the first quarter of 2008.  Current assets of $635,000 were exceeded by current liabilities (excluding deferred revenue) of $955,000 by $320,000 at the end of the fourth quarter of 2007.  Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

Cash decreased by $487,000 to $92,000 as at June 30, 2008 from $579,000 as at March 31, 2008.  This decrease in cash was the result of the activities described in the Results From Operations section above.

Subsequent to the quarter ended June 30, 2008, the Company completed a transaction resulting in the issuance of Series M secured subordinated notes with a face value of $678,000.  The Series M notes mature on July 11, 2013, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.05 per unit.  Interest is payable in cash upon the earlier of maturity or conversion.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.10 per warrant.  The warrants expire on the earlier of (i) July 11, 2013 and (ii) the date which is twenty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares on the Toronto Stock Exchange, was greater than or equal to $0.20 for the preceding 10 consecutive trading days.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions are subject to a four month and one day hold period.  The Series M notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2008 and 2007
Dated: August 12, 2008

CONTRACTUAL OBLIGATIONS

As at June 30, 2008, the Company's contractual obligations, including payments due by periods over the next five fiscal years, are as follows:

(in thousands of Canadian dollars)	Total	Remainder of 2008	2009	2010	2011	2012 and thereafter
Operating leases	$205	$77	$128	$-	$-	$-
License agreements	75	50	25	-	-	-
Notes payable	556	300	256	-	-	-
Secured subordinated notes -principal repayment	2,420	-	1,310	300	285	525
Secured subordinated notes - interest payment	664	72	125	184	125	158
	$3,920	$499	$1,844	$484	$410	$683

CRITICAL ACCOUNTING ESTIMATES

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2007.  Management’s 2008 business plan includes a significant increase in revenue and operating cash flow primarily from major new contracts in North America.  The revenue contained in management’s business plan is based on detailed estimates of revenue on a customer-by-customer basis.  Management does not anticipate a material increase in 2008 expenses over those incurred in 2007, in order to attain the 2008 revenue goals.  Additionally, management believes that it has the ability to raise additional financing.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

The accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.  If the going concern assumption were not appropriate, adjustments would be necessary in the carrying value of assets and liabilities, the reported net losses and the balance sheet classification used.

Management believes that continued existence beyond June 30, 2008 is dependent on its ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties and to raise additional financing.

The preparation of accompanying unaudited interim consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  Estimates are used when determining items such as the allowance for doubtful accounts, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding in 2008.  Actual results could differ from those estimates.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2008 and 2007
Dated: August 12, 2008

NEW ACCOUNTING PRONOUNCEMENTS

Capital Disclosures
Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures.  This new Handbook Section establishes standards for disclosing information about an entity’s capital and how it is managed.  It requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.  These new disclosures are included in Note 13.

Financial Instruments
Effective January 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures and Handbook Section 3863, Financial Instruments - Presentation.  Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and valuation of the
Company’s financial instruments.  The new disclosures pursuant to these new Handbook Sections are included in Note 14.

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011.  The Company’s first IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The Company is evaluating accounting policy differences between Canadian GAAP and IFRS based on management’s current understanding of these standards.  However, the financial reporting impact of the transition to IFRS has not yet been determined.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2008 and 2007
Dated: August 12, 2008

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2007.

REVENUE RECOGNITION

The Company’s revenues are derived from services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.  Fees for services are billed separately from licenses of the Company’s products.  The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of The Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) 141, which is analogous to Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

Hosting Fees
The Company earns revenue from the hosting of customer websites and applications.  Under our existing hosting contracts, we charge customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

Application Development Fees
Typically, development of applications for our customers is provided based on a predetermined fixed hourly rate basis.  Revenue is recognized as time is incurred throughout the development process.

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in SOP No. 97-2 are met:

•      Persuasive evidence of an arrangement exists;
•      Delivery has occurred;
•      Fee is fixed or determinable; and
•      Collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services.  When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles.  When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (VSOE) of the fair value of each element.  The amount allocated to license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature.  If this amount is not determinable, the residual software license revenue is the amount of the total arrangement fee less the fair value of any undelivered elements.  VSOE used in determining fair value for installation, implementation and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task.  VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates.  The revenue allocable to the software license is recognized when the revenue recognition criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Six Month Periods Ended June 30, 2008 and 2007
Dated: August 12, 2008

Implementation, Training and Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting services and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

Product Maintenance and Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed.  Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

CORPORATE DIRECTORY

DIRECTORS

T. Christopher Bulger (1), (2), (3)
Chairman of the Board

Duncan Copeland
Chief Executive Officer

David Gelineau (1), (2), (3)
Account Executive, Donna Cona

Jeffrey Lymburner
CEO, Channel Shift LLC

Jim Moskos
Chief Operating Officer

Rick Robertson (1), (2)
Associate Professor of Business
Richard Ivey School of Business,
The University of Western Ontario

OFFICERS

Duncan Copeland
Chief Executive Officer

Jim Moskos
Chief Operating Officer

(1)Member of the Audit Committee
(2)Member of the Management Resources and Compensation Committee
(3)Member of the Corporate Governance Committee
CORPORATE OFFICE Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7 1 888 287 7467 AUDITORS KPMG LLP Toronto, Ontario, Canada
SHARES OUTSTANDING

Issued: 108,646,848
June 30, 2008

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STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
    Symbol: NTI
OTC Bulletin Board
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ADDITIONAL SHAREHOLDER INFORMATION

Website:
www.northcore.com

Email:
investor-relations@northcore.com

© 2008 Northcore Technologies Inc.